EXHIBIT 99.1

NewsRelease

TransCanada to Hold Annual Meeting of Shareholders
and Issue First Quarter 2017 Financial Results on May 5

CALGARY, Alberta - April 20, 2017 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will hold its 2017 Annual Meeting of Shareholders on Friday, May 5, 2017 at 10 a.m. (MDT) / 12 p.m. (EDT) in Calgary, Alberta at the Markin MacPhail Centre at Canada Olympic Park (COP).

A live webcast of the Annual Meeting will be available at www.transcanada.com. It will also be archived and available for replay.

Members of the media interested in attending the meeting in person are asked to register by Friday, April 28 by calling the TransCanada Media Line at 1.800.608.7859.

First quarter 2017 financial results will also be released on May 5, 2017. Russ Girling, TransCanada president and chief executive officer, Don Marchand, executive vice-president and chief financial officer and other members of the executive leadership team will host a conference call and webcast to discuss the results and provide an update on recent company developments at 12:30 p.m. (MDT) / 2:30 p.m. (EDT).

Members of the investment community and other interested parties are invited to participate by calling 800.273.9672 or 416.340.2218 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) on May 12, 2017. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 8663009.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 91,500 kilometres (56,900 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,100 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

Media Enquiries:
Mark Cooper / James Millar
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522